Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

BARCLAYS AND ABN AMRO: INTERNATIONAL PRESS REVIEW

TUESDAY, 24 APRIL 2007

United Kingdom

Sentiment about the proposed Barclays ABN AMRO merger in the UK press has generally been favourable, with the sale of ABN AMRO’s US bank LaSalle to Bank of America seen as the key to success against the rival consortium, led by Royal Bank of Scotland (RBS) with Spain’s Santander and Belgium’s Fortis.

The LaSalle sale is seen as making it difficult for the consortium to advance, as it is widely considered that RBS will struggle to match or beat the price offered by Bank of America. Job losses also feature as a major theme, with some newspapers focusing on the number of jobs that may go in the UK and the impact it is expected to have on customers.

The Financial Times reports that RBS Chief Executive Sir Fred Goodwin is said to be furious with ABN AMRO over the sale of LaSalle. Its Lex column says “Nice move”, evaluates the expected cost savings and observes that the synergies claimed by Barclays come from retail and commercial banking. The column believes that investment banking will contribute a higher proportion of savings than revealed, as there are more to be made from ABN AMRO’s underperforming investment bank.

In The Guardian, Nils Pratley says the real winner is Bank of America and that the LaSalle sale leaves RBS consortium members “stunned into silence”. However, Sir Fred Goodwin “is unlikely to give up without a fight” and the basic point about the consortium having greater direct overlap with ABN AMRO’s business still holds.

Jeremy Warner in his Outlook column in The Independent is sceptical about targeted cost savings, describing them as ambitious, and says that Barclays does not have a good record of delivery on this front. Warner concludes that Sir Fred “made a mistake by backing the consortium approach. He should have gone directly for LaSalle”.

A Breaking Views piece in The Wall Street Journal comments that ABN AMRO is going for a far higher multiple than expected and therefore Barclays must find some stiff synergies to make the deal work. The piece concludes, however, that the task is not impossible.

The Netherlands

All Dutch newspapers report on the merger, with emphasis on the suggestion that a counter bid by the RBS-led consortium may now be less likely, on the planned sale of LaSalle and on a threat by Dutch investors’ association VEB to take legal steps.

“If this major transaction is not presented to the AGM and the consortium withdraws, we will go to court”, VEB chairman Peter Paul de Vries said about the LaSalle sale. ABN AMRO Chief Executive Rijkman Groenink countered by saying the divestment was an autonomous strategic move and now was the right time to act.

Het Financieele Dagblad reports that Rijkman Groenink was said to prefer a takeover by Barclays over a “destructive” deal with the consortium. Hedge fund TCI, the ABN AMRO investor that sparked the merger talks with Barclays, said it feared that the sale of LaSalle was “an unfair obstacle for the RBS consortium” and it has asked ABN AMRO to provide RBS with the information it requires.

On its front page, De Telegraaf focuses on the job cuts and the suggestion that the ABN AMRO brand will remain. The newspaper says that, although Rijkman Groenink claimed the majority of the job cuts would be outside the Netherlands, “the unions are still worried and demand clarity”. The unions, however, agree that a successful bid by the RBS consortium would cost even more jobs. The newspaper adds that “nothing will change for Dutch clients”.

De Telegraaf also reports that the RBS consortium has not given up and has ordered its lawyers to investigate the sale. It adds that, before the details of the merger were announced, TCI had already threatened to go to court if ABN AMRO did not give the RBS consortium a fair chance.

De Volkskrant focuses on the limited Dutch character of the merged bank: “ABN AMRO is absorbed by the Britons”, it says, and adds that ABN AMRO had a choice between surrendering to the British bank or being torn into pieces by the consortium (“the wolves”).

Spain

All the Spanish financial newspapers carry the story about the merger on their front page because of the involvement of Spanish bank Santander in the RBS-led consortium. They believe the deal is far from done because Santander and the other consortium members are not going to stand around doing nothing.

Cinco Dias says Barclays has won the first battle over ABN AMRO. El Economista says Banco Santander President Emilio Botin and the consortium partners are considering how to recover from their setback.

In an editorial, Cinco Dias claims that “it is difficult not to expect a reaction coming from the members of the consortium, as well as expecting that there could be a hostile bid.” It notes that the number of customers of the merged Barclays and ABN AMRO would, at 47 million, be bigger than the population of Spain.

India

The merger proposal features prominently in the Indian press. Barclays already has growing interests in India and it stands to gain from ABN AMRO’s customer base of 1.5 million and 30 branches. The combined entity is also expected to transfer close to 11,000 new jobs to India.

In The Economic Times, the report discusses the merged entity’s strategy in India, highlighting ABN AMRO’s deeper footprint and the move of jobs to low-cost offshore centres. It also says that leading Indian IT suppliers are expected to be the biggest beneficiaries of additional outsourcing from the merged Barclays-ABN AMRO entity.

Daily News and Analysis focuses on synergies in India in the retail banking space and duplication in the treasury operations.

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. YOU ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.